UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                         Mountain Province Mining, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62426E402
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 October 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 2 OF 10 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,072,151
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,072,151
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,072,151
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 3 OF 10 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Overseas Corporation
     98-01511108
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,380,861
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,380,861
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,380,861
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.3%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 4 OF 10 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Galileo Fund, L.P.
     04-3258283
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        628,975
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     628,975
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     628,975
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 5 OF 10 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Galileo, LLC
     04-3495504
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,009,836
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,009,836
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,009,836
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 6 OF 10 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Kepler Overseas Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        62,315
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     62,315
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,315
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 7 OF 10 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 3 to Schedule 13d ("Amendment No. 3") should be read in conjunction with the Schedule 13D dated November 1, 1997 ("Schedule 13D") and Amendment No. 1 dated July 18, 2000 ("Amendment No. 1") and Amendment No. 2 dated August 31, 2000 ("Amendment No. 2") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 3 amends the
Schedule 13D, Amendment No. 1 and Amendment No. 2 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13d, Amendment No. 1 or Amendment No. 2.

     This filing of this statement is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock, no par value (the "Shares") of Mountain Province Mining, Inc. (the "Company"). The principal executive offices of the Company are located at Suite 1205-789 West Pender Street, Vancouver, BC V6C 1H2, Canada.

     As of October 3, 2000, DDJ and the DDJ Affiliates beneficially own less than 5% of the Shares outstanding and from such date will no longer be required to file. This filing speaks as of October 3, 2000 and does not make any statements with respect to any day following such date.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is amended by adding the following sentence.

     Shares sold by DDJ Overseas Corporation, The Galileo Fund, L.P. and Kepler Overseas Corp. since September 11, 2000 are set forth on the attached Schedule B.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Item 5(a) is deleted in its entirety and amended as set forth below:

     (a) DDJ Overseas Corporation owns, and DDJ Galileo, LLC and DDJ beneficially own, as majority shareholder and investment manager, respectively, of DDJ Overseas Corporation 1,380,861 Shares or approximately 3.3% of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively of The Galileo Fund, L.P., 628,975 Shares or approximately 1.5% of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager of Kepler Overseas

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 8 OF 10 PAGES



Corp. may be deemed to beneficially own, 62,315 Shares or approximately .1% of the Company. DDJ, as investment manager to DDJ Overseas Corporation, The Galileo Fund, L.P., Kepler Overseas Corp. may be deemed to beneficially own 2,072,151 Shares, or approximately 4.9% of the outstanding Shares of the Company.




                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Wendy Schnipper Clayton
     -----------------------------------------
     Wendy Schnipper Clayton
     Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.

                                  SCHEDULE 13D
CUSIP NO. 62426E402                       PAGE 9 OF 10 PAGES



                                   SCHEDULE A
                                   ===========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482. Mr. Breazzano and Ms. Mencher are U. S. citizens.

NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC, DDJ Copernicus, LLC, GP III-A, LLC and October G.P., LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, GP III-A, LLC and October G.P., LLC, Vice President of DDJ Overseas Corporation and Director of Kepler Overseas Corp.

                                  SCHEDULE 13D
CUSIP NO. 62426E402                      PAGE 10 OF 10 PAGES

                                   SCHEDULE B
                                   ===========

Mountain Province Mining, Inc.
==========================

     Set forth below is an itemization of all sales of shares of Common Stock since September 11, 2000. The transactions were made for cash in open market transactions.



          TYPE:
         PURCHASE                       AGGREGATE
DATE     OR SALE          SHARES          PRICE


9/15/00     SALE          20,000        $7,499.74
9/19/00     SALE          50,000       $18,749.36
9/20/00     SALE          20,000        $7,499.74
10/3/00     SALE          30,000       $11,249.61